

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2024

Li He
Chief Financial Officer
MicroAlgo Inc.
Unit 507, Building C, Taoyuan Street,
Long Jing High and New Technology Jingu Pioneer Park,
Nanshan District, Shenzhen, People's Republic of China

> **Re: MicroAlgo Inc.**
> **Registration Statement on Form F-3**
> **Filed November 29, 2024**
> **File No. 333-283522**

Dear Li He:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kathleen Krebs at 202-551-3350 or Jan Woo at 202-551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Chihang Kuok, Esq.